UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Creekside Funding & Development, L.L.C.

Legal status of issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Utah

    Date of organization:

    4 Apr 2024

Physical address of issuer:

270 South Main St Suite 103

Bountiful, Utah 84010

Website of issuer:

https://www.regencyfunding.net

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Membership Units

Target number of securities to be offered:
3,000

Price (or method for determining price):
$100

Target offering amount:
$300,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$5,000,000

Deadline to reach the target offering amount:
30 Apr 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,000	
Cash & Cash Equivalents	1,000	
Accounts Receivable:	0	
Short-term Debt:	0	
Long-term Debt:	0	
Revenues/Sales	0	
Cost of Goods Sold:	0	
Taxes Paid:	0	
Net Income:	-3,022	

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax

and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the Real Estate Development and Resort industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the Real Estate Development and Resort industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the Real Estate Development and Resort industry;
- growth of, and risks inherent in, the Real Estate Development and Resort industry in USA;

- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our real estate properties;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Creekside Funding & Development, L.L.C. shall include any joint venture in which Creekside Funding & Development, L.L.C. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Creekside Funding & Development, L.L.C..

"Company " means Creekside Funding & Development, L.L.C..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Creekside Funding & Development, L.L.C..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Membership Units of Creekside Funding & Development, L.L.C..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Creekside Funding & Development, L.L.C.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation

Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Chris Haertel   **Dates of Board Service:** April 2024

Principal Occupation:
Managing Member of Creekside Funding & Development LLC & Regency Funding & Development LLC

Chris Haertel has 36 years of business experience. He has done over $400 million of projects to date, acquiring, capitalizing, designing and developing properties in Self Storage, Multi Family, Office, Retail and Industrial Properties.

Business Experience - August 1988 to now

Chris Haertel brings over 36 years of experience in real estate investment and development, with a proven track record in managing and executing projects across various property types. Throughout his career, he has overseen the development of more than $400 million worth of real estate projects, including self-storage facilities, multifamily residences, office buildings, retail spaces, and industrial properties. His expertise spans the full spectrum of real estate activities, from property acquisition and capitalization to design and development, reflecting a deep understanding of the commercial real estate market.

Regency Funding & Development - November 2004 to now

In addition to his role at Creekside Funding & Development, L.L.C., Chris Haertel serves as the managing member of Regency Funding & Development, a private lending and development firm based in Bountiful, Utah. Regency Funding & Development has funded over $400 million in loans, providing financial solutions that support real estate acquisitions and developments. Under Chris's leadership, Regency has successfully facilitated financing for a variety of real estate projects, establishing itself as a reliable and flexible partner in the industry. His role in overseeing significant loan portfolios

has equipped him with invaluable financial and project management skills, which he applies to his current and future projects.

Creekside Funding & Development, L.L.C. - 2024 April to now

Chris founded Creekside Funding & Development, L.L.C. to lead the Silver Pines Resort project, an ambitious mixed-use resort development located in Kellogg, Idaho. This project, situated on 144 acres near the popular Silver Mountain Resort, aims to create a premier destination featuring residential, recreational, and commercial spaces. The Silver Pines Resort project will benefit from Chris's extensive development and financial expertise, particularly in structuring and managing large-scale projects.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Chris Haertel is the Managing Member of Creekside Funding & Development, L.L.C. For his profile please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Chris Haertel	500,000 Membership Units	100%

The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other*

arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

> **Important:**
> **A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**
>
> **In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**
>
> **The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**
>
> **These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$300,000**	**$5,000,000**
Less: Offering Expenses		
Portal Fee	$15,000	$250,000
Net Proceeds	**$285,000**	**$4,750,000**
Entitlements and Engineering	$142,500	$142,500
Reports	$57,000	$57,000
Marketing and Investor Relations	$57,000	$57,000
Legal and Compliance	$28,500	$28,500
Purchase ID Investment Property	$0	$3,000,000
Purchase Partial Interest of Creekside Partners	$0	$990,000
Contingency Fund	$0	$475,000

[20241101]

If Target Offering Amount ($300,000) is Raised

Total Proceeds: $300,000
Less: Offering Expenses (5% Portal Fee): $15,000
Net Proceeds: $285,000

The $285,000 in net proceeds will be allocated as follows:

1. **Entitlements & Engineering – 50% ($142,500):**

   - **Entitlements, Engineering Utility Preparation**: Civil engineering and from private engineering firm, application fees and review fees to city and other agencies.

   - **Utility Setup Preparation:** Preliminary arrangements for water, sewage, and electricity, setting up the groundwork for comprehensive utility infrastructure in later phases.

2. **Reports – 20% ($57,000):**

3. **Marketing and Investor Relations – 20% ($57,000):**

   - **Digital and Local Marketing Campaigns:** Initial advertising across social media, local media, and real estate platforms to attract early interest from potential residents and investors.

   - **Investor Outreach Initiatives:** Developing materials and communications to

engage future investors and build project awareness.

4. **Legal and Compliance – 10% ($28,500):**

   - **Legal Counsel:** Covering local permitting costs, regulatory compliance, and legal documentation.

   - **Environmental and Zoning Assessments:** Ensuring all environmental and zoning requirements are met to proceed with construction phases smoothly.

If Maximum Offering Amount ($5,000,000) is Raised

Total Proceeds: $5,000,000
Less: Offering Expenses (5% Portal Fee): $250,000
Net Proceeds: $4,750,000

With the $4,750,000 in net proceeds, Creekside Funding & Development, L.L.C. can achieve substantial development milestones, creating a robust foundation for Silver Pines Resort. The proceeds will be allocated as follows:

1. **Entitlements & Engineering – 3% ($142,500):**

   - **Entitlements, Engineering Utility Preparation.:** Civil engineering and from private engineering firm, application fees and review fees to city and other agencies.

   - **Utility Setup Preparation:** Preliminary arrangements for water, sewage, and electricity, setting up the groundwork for comprehensive utility infrastructure in later phases.

2. **Reports – 1.2% ($57,000):**

3. **Marketing and Investor Relations – 1.2% ($57,000):**

   - **Digital and Local Marketing Campaigns:** Initial advertising across social media, local media, and real estate platforms to attract early interest from potential residents and investors.

   - **Investor Outreach Initiatives:** Developing materials and communications to engage future investors and build project awareness.

4. **Legal and Compliance – 0.6% ($28,500):**

- **Legal Counsel:** Covering local permitting costs, regulatory compliance, and legal documentation.

- **Environmental and Zoning Assessments:** Ensuring all environmental and zoning requirements are met to proceed with construction phases smoothly.

5. **Purchase ID Investment LLC Property - 63.16% ($3,000,000)**

6. **Purchase of Partial Interest of Creekside Funding Partners - 20.84% ($990,000)**

7. **Contingency Fund – 10% ($475,000):**

- **Reserve for Unforeseen Costs:** This contingency will address unexpected expenses that may arise during development, ensuring the project maintains momentum even in the face of unforeseen challenges.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment

before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	**$300,000** USD
Maximum Target	**$5,000,000** USD
Pre-money Valuation	**$50,000,000** USD
Equity Offered	**0.6% - 9.09%**
Securities Type	**Membership Units**
Regulation	**Regulation CF**
Closing Date	**30 Apr 2026**

Unit Price $100.00

Units Offered
3,000 - 50,000

14. Do the securities offered have voting rights?
Yes

15. Are there any limitations on any voting or other rights identified above?
Yes (REFER TO SECTION 18 ON VOTING PROXY)

16. How may the terms of the securities being offered be modified?

The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units	N/A	500,000	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

a. **Voting Proxy**
Each Purchaser shall designate the Chief Executive Officer of the Company (the "CEO") or their successor as the Purchaser's authorized proxy and attorney, with the authority to act independently and with full power of substitution. In accordance with this provision, and on behalf of the Purchaser, the appointed proxy shall (i) cast votes for all Securities, (ii) send and receive notices and communications, (iii) execute any necessary or appropriate instrument or document as deemed by the CEO under this provision, and (iv) undertake all actions deemed necessary or appropriate by the CEO for the fulfillment of the aforementioned tasks. The proxy and authority granted by the Purchaser under this Section are inseparable from an interest. This proxy and authority shall be deemed irrevocable. It shall persist even in the event of the Purchaser being an individual, enduring through their death, incompetency, and disability. If the Purchaser is an entity, it shall endure through the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy shall cease upon the conclusion of a firm-commitment underwritten public offering in accordance with an effective registration statement under the Securities Act of 1933, covering the offer and sale of Membership Units, or the effectiveness of a registration statement under the Securities Exchange Act of 1934, covering the Common Stock.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Membership Units with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

As a minority holder of Common Stock participating in this offering, you have delegated your voting rights by proxy to the CEO of the Company. Even in the event of regaining control over your voting rights, as a minority holder, your authority regarding corporate actions of the Company will be restricted. Such actions encompass additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties.

Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. Additionally, Purchasers may have limited ability to exert influence on decisions made by the principal shareholders, particularly if such decisions are at odds with the preferences of the Investors or have a negative impact on the value of the Purchasers' securities in the Company. The Purchasers generally do not control day-to-day business decisions or management of the issuer, and their interests may conflict with those of the principal shareholders. Importantly, there is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:

As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Membership Units

The pre-money valuation of Creekside Funding & Development, L.L.C. at $50 million is derived based on the following considerations:

1. **Land Contribution and Strategic Location – Estimated Value: $ 25 Million**
   The Silver Pines Resort project site spans 144 acres in Kellogg, Idaho, a prime location close to Silver Mountain Resort, which attracts year-round visitors. The land's unique positioning, scenic views, and proximity to the popular resort add intrinsic value, making it highly desirable for residential and recreational development. Based on comparable land sales in the region and considering the accessibility and development potential of the site, the land contribution is valued at approximately $25 million.

2. **Development Approvals and PUD Status – Estimated Value: $ 15 Million**
   The property benefits from prior Planned Unit Development (PUD) approval, allowing for the construction of 1,028 residential units. This includes a mix of condos, townhomes, single-family homes, and commercial spaces. The existing PUD approval significantly accelerates the development timeline and reduces regulatory risk, adding approximately $10 million in value based on comparable approved developments.

3. **Management Expertise and Proven Track Record – Estimated Value: $10 Million**
   The founder and sole owner, Chris Haertel, brings 38 years of experience in real estate investment and development, along with a track record of successful projects through his other venture, Regency Funding & Development. This extensive experience, combined with Creekside Funding's financial and operational structure, enhances the likelihood of project success, adding an estimated $5 million in intangible value to the company.

Final Pre-Money Valuation
Based on the above factors, the pre-money valuation for Creekside Funding & Development, L.L.C. is set at **$25 million**.

Unit Price Determination

Total Units Issued: 500,000 Units

Chris Haertel, as the sole owner of Creekside Funding & Development, L.L.C., has issued **500,000 membership units** representing 100% ownership of the company at the current pre-money valuation of $50 million. The unit price is calculated as follows:

Unit Price = Property Approval Valuation / Total Units Issued

Unit Price = $50,000,000 / 500,000

      = $100

Therefore, each unit is valued at **$100** based on the pre-money valuation of $50 million.

This calculation forms the basis for the pricing in this offering, where each unit available to investors through Regulation CF will be offered at $100, aligning with the pre-money valuation and total units issued.

The Property Approval valuation of $50 million and all underlying assumptions detailed in the Valuation Justification section have been prepared solely by the management and the Board of Directors of Creekside Funding & Development, L.L.C. These assumptions are based on the company's internal analysis, industry experience, and market research, as outlined above.

It is important to note that the valuation has not been reviewed, validated, or confirmed by any independent authority, third-party appraiser, or external valuation firm. Prospective investors should be aware that this valuation is a management-driven estimate and may not reflect an objective market value as determined by independent standards or evaluations.

As with any investment in a private company, investors should carefully consider the inherent risks associated with relying on internal valuations and should consult with financial advisors to independently assess the potential risks and benefits of this investment. Creekside Funding & Development, L.L.C. does not make any representation or warranty regarding the accuracy or reliability of these assumptions beyond the analysis provided by its management team.

Methods for how the securities may be valued by the issuer in the future:

1. **Discounted Cash Flow (DCF) Analysis**
   This method estimates the company's value based on its projected future cash flows, discounted back to present value. It requires forecasting revenue, expenses, and cash flow over a set period, then applying a discount rate to account for risk and the time value of money.

2. **Comparable Company Analysis (CCA)**

This approach involves comparing Creekside's financial metrics to those of similar companies in the real estate or resort development industry. Key valuation multiples (e.g., price-to-earnings, price-to-book) are used to gauge the company's relative value.

3. **Precedent Transactions Analysis**

This method looks at recent transactions involving similar real estate developments or resort projects. By analyzing the sale prices or investment values in these transactions, Creekside can estimate its own valuation based on market trends.

4. **Asset-Based Valuation**

This method calculates the value based on the total assets of Creekside, subtracting any liabilities. For a real estate development company, this would include land, property improvements, and other tangible assets, as well as intangible assets such as development approvals.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Membership Units holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

Date of the Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds	Status
2024-11-04	Regulation Crowdfunding	Membership Units	$135,000	N/A (The offering is still ongoing, and the Issuer has not yet withdrawn any funds from escrow.)	Ongoing

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. **any director or officer of the issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

Creekside Funding & Development, L.L.C. proposes a transaction to support the development of the Silver Pines Resort project, involving land in Kellogg, Idaho. Creekside Funding Partners, a Utah general partnership and related entity, will be significantly involved in this transaction, contributing the full $50 million value of the land in Kellogg as its equity stake in the development project. This land will serve as the foundational asset for the Silver Pines Resort project.

Chris Haertel, the 100% shareholder of Creekside Funding & Development, L.L.C., has a direct material interest in this transaction through his ownership of Creekside Funding Partners, which currently holds a 50% interest in the land and holds an option to acquire the remaining portion. A portion of the $20 million in Phase I funding will be used to exercise this purchase option, thereby committing the full land asset to the joint venture. Part of the $20 million will be financed by this offering, with a maximum fundraising target of $5 million.

This proposed transaction and capital allocation involve a material interest for Chris Haertel as the beneficial owner of more than 20% of the outstanding voting equity of Creekside Funding & Development, L.L.C., through his control over both Creekside Funding Partners and Creekside Funding & Development, L.L.C.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Creekside Funding & Development, L.L.C. was incorporated in April 2024 and has not yet commenced active operations. The company is newly formed specifically to undertake the development of the Silver Pines Resort project in Kellogg, Idaho. While Creekside Funding itself does not have an operational history, its founder and sole owner, Chris Haertel, brings 38 years of experience in real estate investment and development, having successfully managed multiple large-scale projects through his other venture, Regency Funding & Development.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Overview of Financial Condition

Creekside Funding & Development, L.L.C. (Creekside Funding) was incorporated on April 4, 2024, and as of December 31, 2024, has limited operating history and minimal revenue. The company's primary focus has been on organizing and planning the development of the Silver Pines Resort project in Kellogg, Idaho. Due to the early-stage nature of the business, Creekside Funding has not generated any revenue from operations, as the project is still in the preparatory phase.

For the period from April 4, 2024, to December 31, 2024, Creekside Funding incurred total expenses of $3,022, primarily associated with organizational costs. These expenses contributed to a net operating loss of $(3,022). As a newly formed entity, Creekside Funding's financial statements currently reflect minimal assets and no liabilities, with cash and cash equivalents amounting to $1,000 at the end of the period and accounts

payable of $0. The company's equity is $1,000, consisting of $4,022 in capital contributions and $(3,022) in accumulated deficit due to startup costs.

Liquidity and Capital Resources

As of December 31, 2024, Creekside Funding has limited cash resources, and its ability to continue operations and proceed with the Silver Pines Resort project depends on raising capital through its planned Regulation Crowdfunding (RegCF) and Regulation D (RegD 506c) offerings.
In this RegCF offering, with a target raise of up to $5 million, will provide essential funding for Phase I of the project. These funds will be used to exercise a purchase option on additional land for the project and to cover initial infrastructure development, including road construction and utility setup.

If only the minimum target of $300,000 is raised, Creekside Funding will proceed with a focused, foundational approach to advance the Silver Pines Resort project. Although this amount is limited compared to the full funding needs, it allows Creekside to initiate critical steps, demonstrating commitment to the project and positioning it for future growth. By securing partial land ownership through the initial payment, performing basic site preparation, launching a preliminary marketing effort, and addressing regulatory compliance, the company will establish a strong initial foundation for Silver Pines Resort. This progress will serve as a proof of concept, showcasing the project's potential to attract additional investment for subsequent phases.

The proceeds from the RegCF and RegD offerings are critical for the issuer's liquidity and the viability of the Silver Pines Resort project. Without these funds, Creekside Funding would face delays in project development, and the lack of adequate capital could impact the project's overall timeline and increase costs due to deferred construction and project readiness.

Historical Results of Operations

Since its incorporation, Creekside Funding has not generated any operating revenue. The only expenses recorded during the period from April 4, 2024, to December 31, 2024, are related to organizational activities. The issuer's net operating loss of $(3,022) reflects

these initial setup costs, which are expected as part of establishing a new business entity. Given the project-focused nature of the company, Creekside's future financial results will be closely tied to the successful execution of the Silver Pines Resort development and subsequent revenue generation from property sales, rentals, or leasing arrangements. As a result, the historical results presented are not representative of the future operating performance that investors should expect. Future financial performance is contingent upon the completion of Phase I and subsequent phases of the Silver Pines Resort project, which require the capital provided by this offering and potential additional financing.

Expected Impact of Offering Proceeds on Liquidity

The proceeds from the RegCF offering will significantly improve Creekside Funding's liquidity position, enabling it to make substantial progress on the Silver Pines Resort project. Specifically, part of the funds will be used to exercise the option to purchase additional land, completing the developer's land contribution and enhancing the project's asset base. The remaining funds will go towards site utility preparation and essential infrastructure approval of improvements, increasing the overall property value and positioning the project for future financing and development.
Creekside anticipates using the RegCF funds immediately upon receipt, focusing on securing land ownership and initiating approvals of infrastructure work. This initial capital deployment is expected to be completed within the first 6 - 12 months following the offering close, setting the stage for further development and potential revenue generation. The successful execution of these tasks will improve the project's viability and make it more attractive to additional investors in future funding rounds.

Additional Sources of Capital

In addition to the RegCF offering, Creekside Funding plans to pursue additional capital through Regulation D offerings targeting accredited investors. The proceeds from these offerings will support further phases of the project, including expanded residential and commercial development. Currently, Creekside does not have any established lines of credit or additional shareholder contributions beyond the planned offerings. However, as the project progresses, Creekside may explore traditional financing options such as asset-backed loans, commercial loans, or potential joint ventures with strategic partners.

The founder and sole owner, Chris Haertel, has contributed significant value to the project through the land owned by Creekside, valued at approximately $25 million, and holds an option to acquire the remaining portion. This substantial equity stake in the land demonstrates the developer's commitment to the project and provides a foundation upon which Creekside can leverage future capital.

Outlook

As a newly formed company with limited operating history, Creekside Funding's financial condition and future success are dependent on the successful completion of the RegCF and RegD offerings. The proceeds from these offerings are essential for advancing the Silver Pines Resort project, securing land ownership, and initiating infrastructure development. Creekside Funding remains committed to executing its business plan and is exploring additional sources of capital to ensure the project's long-term viability and growth potential.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Audited Financial Statements*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

       (A) association with an entity regulated by such commission, authority, agency or officer?

       No

       (B) engaging in the business of securities, insurance or banking?

       No

       (C) engaging in savings association or credit union activities?

       No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section

206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://www.regencyfunding.net

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Chris Haertel

[Signature Code: 7wyU9316ETH99vj-VB2SgzHKDWnElrJZ1m7K4zoKE0wit7SjTf0-Nh1_VGHPtHYC1oCiWnUTFLKoBygxjTrymETWGBcYVXYEw1X2MAclxgK1dMNrsw2eCw]

Chris Haertel

Managing Member

Creekside Funding & Development, L.L.C.
Date: 21 Apr 2025

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Company Background

Creekside Funding & Development, L.L.C. was established in April 2024 to spearhead the Silver Pines Resort project, a mixed-use development in Kellogg, Idaho. While the company itself has not operated previously, it is backed by the extensive experience of its founder, Chris Haertel, a veteran in real estate investment and development with 38 years in the industry. Chris's expertise includes managing large-scale development projects through Regency Funding & Development, a private lending and development company that has funded over $400 million in loans and completed real estate projects totaling more than 400 million.

The company's primary focus with this venture is the development of **Silver Pines Resort**, a 144-acre mixed-use property located near the renowned Silver Mountain Resort in Kellogg. This project aims to create a premier recreational and residential destination that leverages the area's natural beauty and unique tourism appeal. The Silver Pines Resort will feature a mix of residential units, including a condo-hotel, townhomes, condominiums, and single-family estate homes, along with limited commercial spaces for restaurants, retail stores, and entertainment venues.

Creekside Funding Partners will contribute the full $50 million value of the land, which will serve as its equity stake in the project. Currently, Creekside Funding Partners owns half of the land and has secured an option to purchase the remaining portion. A portion of the $20 million in Phase I funding will be used to exercise this purchase option, thereby committing the full land asset to the joint venture. The remaining funds will finance essential infrastructure, including roads, water supply, and utility connections, to enhance the property's overall value, which is projected to reach $80 million with horizontal buildout and a value of $1.1 Billion post-development.

Project Overview

Silver Pines Resort is strategically located in Kellogg, Idaho, near the popular Silver Mountain Resort. This positioning enables the project to attract both seasonal tourists and long-term

residents. The initial funding of $20 million, raised through a hybrid of Regulation Crowdfunding (RegCF) and Regulation D (RegD 506c) offerings, will focus on finalizing land ownership and building critical infrastructure. By elevating the site's development readiness, Creekside Funding aims to create significant value for future investors and position Silver Pines as a destination of choice in Northern Idaho.

Project Objectives

- **Establish Silver Pines Resort as a year-round recreational and residential destination**: Leveraging the scenic landscapes and tourism appeal of Kellogg, Idaho, the resort will offer a blend of luxury and affordability. This will attract a diverse market, from vacationers and retirees to outdoor enthusiasts and potential residents.

- **Contribute the full $50 million land value as developer equity**: This includes owning half the land outright and securing the remaining half through the purchase option, creating a substantial foundation for the project.

- **Use the initial $20 million funding to establish approvals of infrastructure and acquire other properties needed for project**: The funds will go toward completing land ownership, as well as constructing roads, water systems, and utility infrastructure, increasing the property's value to an estimated $80 million and making it ready for further development.

- **Create a scalable investment model**: By utilizing a hybrid of RegCF and RegD offerings, Creekside Funding will raise the initial $20 million, providing retail and accredited investors with the opportunity to participate in a high-potential real estate project with future growth potential.

Market Analysis

Location and Demographics

Kellogg, Idaho – A Scenic and Strategic Location Kellogg, Idaho, is situated in Shoshone County and is part of the broader Silver Valley region, known for its rich silver mining history. Kellogg's location is distinctive in that it combines historical significance with natural beauty, making it an attractive setting for outdoor activities and tourism. This transformation into a recreational destination began with the establishment of Silver Mountain Resort, which offers extensive skiing, hiking, mountain biking, and access to the world's longest gondola ride. The town's proximity to Interstate 90 provides easy access for visitors from nearby urban centers like Spokane, Washington, making Kellogg a convenient destination for both day-trippers and vacationers.

The region's affordability is another significant advantage. Compared to other resort towns in Idaho, Montana, and nearby states, Kellogg offers lower property prices, making it an attractive alternative for vacation home buyers and retirees seeking scenic yet affordable properties. With rising real estate prices in traditional mountain destinations, Kellogg is poised to attract a growing demographic of budget-conscious tourists, investors, and residents.

Target Audience:

- **Tourists and Outdoor Enthusiasts**: Kellogg draws visitors who seek year-round recreational activities. Silver Pines Resort's proximity to Silver Mountain and other outdoor attractions will make it a prime choice for tourists interested in skiing, hiking, and mountain biking.

- **Second-Home Buyers and Retirees**: As property prices in established vacation towns continue to rise, Kellogg offers an affordable alternative for second-home buyers and retirees looking for a peaceful, scenic environment.

- **Retail Investors**: Through RegCF, Creekside Funding is targeting smaller-scale investors interested in participating in a unique real estate project. The accessibility of RegCF investments allows individuals to invest in high-potential real estate without needing to meet accredited investor requirements.

Competitive Landscape

The broader region around Kellogg includes several established resorts, yet few combine affordability and variety as Silver Pines Resort does. The property's mixed-use development will cater to a broader range of visitors and residents, setting it apart from traditional single-focus resorts.

Competitors and Market Positioning:

Schweitzer Mountain Resort
Located approximately 90 miles north, Schweitzer Mountain Resort is a high-end, year-round destination that caters to affluent visitors. With property prices around $1,000 per square foot, Schweitzer is primarily accessible to high-net-worth buyers. Silver Pines Resort, with an estimated price point of $500 per square foot, offers an affordable luxury alternative that can appeal to a broader demographic.

Morning Star Lodge
Situated within Kellogg, Morning Star Lodge offers mid-tier accommodations that attract tourists to the area. Silver Pines Resort will complement Morning Star Lodge by providing higher-end accommodations and a range of residential options that cater to families, retirees, and long-term investors.

Unique Selling Points:

- **Significant Value Addition through Infrastructure**: By investing in road construction, water, and utilities, Silver Pines Resort will increase its overall property value to an estimated $80 million. This increase in asset value enhances the project's appeal for future investors and residents.

- **Potential for Casino Development**: Given its location on Shoshone Tribal Lands, Silver Pines Resort may have the option to develop a casino, adding a unique entertainment component to the resort and further increasing its visitor appeal.

- **Affordable Luxury**: Offering a range of housing types at an accessible price point, Silver Pines Resort addresses market gaps in affordable luxury, making it suitable for vacation home buyers, retirees, and middle-income families.

Execution Strategy

Phased Development with Emphasis on Land and Infrastructure

The project's phased approach ensures that each development stage builds upon the previous one, optimizing resource allocation and managing investment risk. Phase I will focus on securing land ownership and building essential infrastructure.

Phase I – Deployment of $20 Million Funding

- **Land Purchase Option Execution**:

  ➢ Creekside Funding Partners currently owns half of the property and holds an option to purchase the remaining half. Part of the $20 million raised will be allocated toward executing this purchase option, thereby committing the full $50 million land value as developer equity.

- **Infrastructure Development**:

  ➢ **Roads and Access Routes**: Roads and pathways will be constructed to provide internal connectivity, improving site accessibility and setting up the framework for future residential and commercial developments.

  ➢ **Water and Utility Connections**: Funds will be used to install essential utilities, such as water tanks, pumphouses, storm water facilities, water, sewage, and electricity. These improvements will make the site development-ready, adding significant value to the overall project and enhancing the property's attractiveness to future investors.

- **Marketing and Investor Relations**:

  ➢ Marketing efforts will target potential buyers, renters, and future investors. Creekside Funding will leverage digital campaigns, public relations efforts, and partnerships with local tourism boards to boost visibility and attract early

adopters.

Financial Plan

Project Valuation and Funding Structure

- **Pre-Money Valuation**:
  The property approval valuation of Creekside Funding & Development, L.L.C. is set at **$50 million**, derived from the contributed land value. The developer's commitment to contributing the full value of the land, which involves exercising an option to purchase the remaining half, strengthens the company's financial foundation and reduces initial capital outlay for other investors. This valuation aligns with the asset's intrinsic worth and the project's anticipated revenue-generating potential.

- **Total Value After Phase I**:
  Following the completion of Phase I, which includes infrastructure improvements, the overall property value is expected to increase to **$80 million**. This enhanced valuation reflects the significant impact of infrastructure development, such as road construction, water supply, and utility connections, which will make the site development-ready and significantly more valuable.

- **Equity Structure**:
  Creekside Funding & Development, L.L.C.'s contribution of the $50 million land value, coupled with the initial $20 million in funding, creates a balanced equity structure for the project. This structure supports the financing needs of Silver Pines Resort while maintaining a strong commitment from the developer. With the land contributed as equity, the project's risk profile is reduced, offering greater security for investors.

Role of Regulation Crowdfunding (RegCF) in Funding

The RegCF offering plays a critical role in raising the initial capital required for Phase I of the Silver Pines Resort project. Under RegCF, Creekside Funding aims to raise up to **$5 million** from retail investors, who can participate in the project with relatively small investment

amounts. This crowdfunding approach is particularly suitable for projects with broad community appeal, like Silver Pines Resort, which has the potential to attract interest from both local and national investors who believe in the development's vision.

The RegCF raise serves several key purposes:

- **Broadening Access to Investment Opportunities**:
  By leveraging RegCF, Creekside Funding provides non-accredited investors with the opportunity to invest in a promising real estate project, diversifying its investor base beyond institutional or high-net-worth individuals. This democratizes investment opportunities and enables small investors to participate in the growth potential of Silver Pines Resort.

- **Providing Initial Capital for Phase I**:
  The funds raised through RegCF will contribute directly to executing the land purchase option, finalizing ownership of the 144-acre property. This initial capital will also support essential infrastructure improvements, such as road construction, water supply systems, and utility setup, which are critical for increasing the property's value and preparing it for further development.

- **Validating Market Interest and Attracting Future Investment**:
  Successfully raising capital through RegCF not only secures necessary funding but also serves as a validation of market interest in the project. A successful RegCF round demonstrates investor confidence in the project, which can attract additional accredited investors in subsequent Regulation D (RegD 506c) offerings. This will be instrumental in securing the remainder of the $20 million required for Phase I.

Use of Proceeds

The $20 million raised in Phase I, through a combination of RegCF and RegD 506c offerings, will be allocated as follows:

- **Land Purchase Option Execution**: A portion of the RegCF funds, combined with RegD proceeds, will be used to complete the land acquisition, allowing Creekside Funding to contribute the full $50 million land value to the project. This acquisition is

essential for solidifying the developer's equity stake and enhancing the project's asset base.

- **Site Preparation and Infrastructure**: The remaining funds will finance site preparation, including grading, road construction, and installation of essential utilities (water tanks, pumphouses, storm water facilities, water, sewage, and electricity). This infrastructure development is expected to elevate the site's overall value to $80 million, creating significant value for investors and positioning the project for future growth.

- **Core Amenities**: A portion of the funding will be used to build initial amenities, such as a clubhouse, pool, and fitness center. These amenities are crucial for demonstrating the resort's appeal, attracting early interest from potential residents and investors, and establishing Silver Pines Resort as a desirable destination.

- **Marketing and Sales**: Creekside Funding will allocate part of the funds toward a targeted marketing campaign to promote Silver Pines Resort. This campaign will leverage digital advertising, social media outreach, and partnerships with local tourism boards to enhance visibility and drive interest in the project. A strong marketing and sales push will not only attract early buyers and renters but also support further fundraising efforts for subsequent development phases.

Future Prospects

Why Silver Pines Resort is a Promising Investment

- **Enhanced Property Value through Strategic Infrastructure Investment**: By using the initial $20 million for land acquisition and infrastructure, Creekside Funding will increase the property's value to $80 million, creating significant equity for initial investors.

- **Developer Equity Contribution**: Creekside Funding's full contribution of the $50 million land value demonstrates a strong commitment to the project, lowering risk for other investors.

- **Scenic Location with Growing Demand**: The resort's proximity to Silver Mountain Resort and Kellogg's year-round recreational appeal make it an ideal location for

tourism, second homes, and retirement communities.

- **Long-Term Revenue and Growth Potential**: As development continues, the resort will generate revenue from property sales, rentals, and potentially a casino, providing steady cash flow and capital appreciation for investors.

Future Funding and Expansion Plans

Following the completion of Phase I, Creekside Funding will pursue additional financing to support further development. Future rounds may include expanded residential options, commercial spaces, and enhanced resort amenities. This phased approach builds on the foundational value created in Phase I, positioning Silver Pines Resort as a premier destination in Northern Idaho.

Appendix B - RISK FACTORS

Risks Related to Early-Stage Operations

No Significant Operating History

Creekside Funding & Development, L.L.C. was incorporated in April 2024 and has no significant operating history. As a newly established entity, the company has no track record in managing large-scale projects like Silver Pines Resort. Investors must consider the challenges faced by early-stage companies, including potential mismanagement, unforeseen expenses, and operational inefficiencies. The lack of operating history makes it difficult to evaluate Creekside's potential for success, increasing the risk for investors.

Dependence on Founder and Limited Management Resources

The success of Creekside Funding largely depends on the experience, knowledge, and reputation of its founder, Chris Haertel, who has significant experience in real estate investment and development. However, the company currently has limited management resources, and if Chris were to become unavailable or unable to perform his duties, Creekside may struggle to find suitable replacements with similar expertise. This reliance on a single individual increases the risk associated with investing in the project.

Limited Financial Resources

As of September 30, 2024, Creekside Funding has limited cash resources. The company's ability to fund its operations and move forward with the Silver Pines Resort project depends on successfully raising capital through this RegCF offering and subsequent Regulation D offerings. If Creekside Funding fails to raise adequate funds, it may not be able to meet its financial obligations or complete the planned development, resulting in potential financial losses for investors.

Risks Related to the Real Estate Development Industry

Real Estate Development is Capital Intensive and Subject to Cost Overruns

Real estate development is inherently capital intensive, requiring significant up-front investment for land acquisition, permitting, and construction. Cost overruns due to inflation, supply chain disruptions, or unexpected site conditions could increase expenses beyond initial projections. If costs exceed the anticipated budget, Creekside Funding may need to seek additional capital, which could dilute existing investors' shares or lead to project delays.

Risks of Delays and Incomplete Development

The Silver Pines Resort project is subject to multiple phases, each requiring substantial financial and logistical resources. Delays in land acquisition, permitting, or construction may prevent Creekside from completing the project within the anticipated timeframe. Such delays could negatively impact investor returns, as potential revenue generation from property sales or rentals may be postponed. Additionally, if Creekside Funding is unable to complete the project as planned, investors may not receive any return on their investment.

Changes in Economic Conditions and Real Estate Market Trends

The success of real estate projects depends on favorable economic conditions, including low interest rates, employment growth, and stable consumer confidence. Adverse changes in these conditions, such as a recession or a downturn in the real estate market,

could reduce demand for resort properties, impacting Creekside's ability to generate revenue from property sales or rentals. Investors may experience lower returns or even potential losses if demand for Silver Pines Resort properties is negatively affected by broader economic trends.

Dependence on Tourism and Recreational Activities

Silver Pines Resort is a recreational and resort-focused development that relies on attracting tourists and vacation home buyers. Factors such as economic downturns, changes in travel preferences, or increased competition from other resorts could reduce the number of visitors to the area. A decrease in tourism could impact Creekside's revenue potential, making it more challenging to achieve projected returns.

Risks Related to Funding and Liquidity

Uncertainty in Raising Capital

Creekside Funding intends to raise capital through a combination of RegCF and RegD offerings, with the RegCF offering having a minimum target of $300,000 and a maximum of $5 million. There is no guarantee that the company will achieve these funding targets. Failure to raise the minimum required funds may prevent the company from advancing Phase I, and if only the minimum target is raised, the project may progress more slowly than anticipated. This could lead to higher carrying costs and impact potential returns for investors.

Potential Need for Additional Capital and Dilution of Ownership

The planned $5 million RegCF offering and subsequent RegD offerings may not be sufficient to cover the entire development cost of Silver Pines Resort. If Creekside Funding requires additional capital, it may need to issue more equity, which could dilute the ownership interest of current investors. Moreover, if further funding is not secured, Creekside may be forced to delay or halt the project, adversely affecting investor returns.

Lack of Revenue Generation During Early Phases

As a development-stage project, Silver Pines Resort is not expected to generate revenue in the early phases of construction. Investors may experience a prolonged period without returns, as revenue generation depends on property sales or rentals upon completion of the project. If the timeline for reaching revenue generation is extended, investors may need to wait longer for any potential return on their investment, increasing the risk associated with holding Creekside Funding securities.

Dependence on Offering Proceeds for Liquidity

Creekside Funding currently lacks other sources of liquidity, such as lines of credit or existing cash flow from operations. The proceeds from this RegCF offering and the RegD offerings are critical for maintaining the company's liquidity. If the offerings do not raise sufficient funds, Creekside Funding's ability to continue operations, develop the property, and cover expenses may be severely impacted, resulting in potential losses for investors.

Risks Related to Regulatory and Legal Compliance

Risks Associated with Permitting and Zoning Regulations

Real estate development projects are subject to extensive local, state, and federal permitting and zoning requirements. Creekside Funding must secure multiple permits and comply with zoning laws to proceed with construction. Any delays or complications in obtaining permits could postpone the project, impacting investor returns. Furthermore, changes in zoning laws or regulations could impose additional costs or restrict the scope of the development, affecting the viability of the Silver Pines Resort project.

Environmental Compliance and Potential Liabilities

The Silver Pines Resort project may be subject to environmental regulations, particularly due to its location in a scenic and recreational area. Compliance with environmental regulations may require additional permits or studies, increasing costs and causing potential delays. If Creekside Funding fails to comply with environmental laws or is found responsible for any environmental liabilities, the company may face fines, legal action, or reputational damage, all of which could impact investor returns.

Risks Related to Regulatory Changes Affecting Real Estate and Crowdfunding

Regulatory changes at the federal or state level could impact real estate development or crowdfunding activities. Changes in tax policies, interest rate regulations, or environmental requirements could increase costs or reduce the financial attractiveness of the Silver Pines Resort project. Additionally, changes in securities regulations governing RegCF or RegD offerings may impact Creekside's ability to raise capital or impose additional reporting and compliance costs, affecting the financial health of the company.

Risks Related to Market and Competitive Environment

Competition with Other Resorts and Developments

The resort and recreational real estate markets are competitive. Silver Pines Resort may face competition from other developments in Kellogg, Idaho, or surrounding areas that offer similar amenities. Competitors may attract visitors or buyers by offering superior amenities, pricing incentives, or established reputations. If Creekside Funding cannot differentiate Silver Pines Resort effectively, it may struggle to attract interest, impacting the financial returns for investors.

Changes in Consumer Preferences

Trends in the travel and real estate industries are dynamic, and consumer preferences may shift unexpectedly. For example, there may be increased demand for remote work-friendly locations or eco-friendly developments, while other types of resort amenities may become less desirable. If Creekside Funding does not adapt to changing consumer preferences, it may struggle to generate demand for its properties, which could reduce revenue potential and impact investor returns.

Risks Related to Project Execution

Construction Risks and Potential Delays

The development of Silver Pines Resort is subject to various construction risks, including delays in the availability of materials, labor shortages, unforeseen site conditions, and adverse weather. Any of these factors could delay the project timeline, increase costs, and potentially impact the resort's profitability. Delays in construction could lead to increased carrying costs and postponed revenue generation, negatively affecting investor returns.

Reliance on Third-Party Contractors and Vendors

Creekside Funding will need to rely on third-party contractors and vendors for construction, infrastructure development, and amenities setup. If any of these third-party providers fail to meet quality standards, timelines, or budget requirements, Creekside may experience delays or increased costs. Additionally, contractor or vendor disputes, bankruptcies, or labor issues could disrupt the project's progress, ultimately affecting the anticipated returns on investment.

Risk of Poor Quality Construction or Design Flaws

The long-term success of Silver Pines Resort depends on the quality of construction and design. Poor quality construction or design flaws could result in costly repairs, reputational damage, and lower property values. If Creekside is forced to address construction issues after project completion, it may incur unplanned expenses, impacting profitability and investor returns. Design flaws may also make it difficult to attract buyers, renters, or visitors, negatively affecting the resort's revenue potential.

Risks Related to Financing and Financial Projections

Uncertainty of Financial Projections

The financial projections for Silver Pines Resort are based on several assumptions, including successful capital raises, construction completion within budget, and strong demand for resort properties. These assumptions may not materialize, and there is no guarantee that the project will achieve projected revenue or profitability. If Creekside Funding's projections prove to be overly optimistic, the company may struggle to generate expected returns, impacting investor outcomes.

Risk of Over-Leverage

If Creekside Funding is unable to raise sufficient capital through equity offerings, it may need to rely on debt financing to complete the project. High levels of debt can increase financial risk, as the company would need to meet debt repayment obligations regardless of project success. Over-leveraging could strain Creekside's financial resources, limit flexibility, and increase the likelihood of default, which could ultimately reduce or eliminate returns for equity investors.

Dependency on Future Capital Raises for Project Completion

The Silver Pines Resort project requires multiple rounds of financing to reach completion. Creekside Funding may need to conduct additional funding rounds beyond the RegCF and RegD offerings to cover later phases of development. There is no assurance that future capital will be available on favorable terms, or at all. Failure to secure additional financing could halt development and prevent Creekside from completing the project, resulting in potential losses for investors.

Risks Related to Environmental and Site-Specific Factors

Environmental Hazards and Natural Disasters

The Silver Pines Resort property is located in an area where it may be exposed to environmental hazards such as flooding, landslides, or forest fires. Natural disasters could damage the property, delay construction, or increase project costs. Furthermore, insurance premiums may increase as a result of environmental risks, adding unanticipated costs. If the property sustains significant damage from a natural disaster,

the development may become financially unviable, resulting in potential losses for investors.

Environmental Remediation Requirements

If any environmental contamination is found on the property, Creekside Funding may be required to conduct costly remediation efforts. This may include removing hazardous substances or improving soil quality before development can proceed. Environmental remediation could increase costs, delay project progress, and potentially reduce the profitability of the development. Compliance with environmental remediation regulations is mandatory, and failure to do so could result in fines or legal action.

Scenic and Land Use Restrictions

As the project is located in a scenic area near Kellogg, Idaho, Creekside Funding may face restrictions on land use to preserve the natural landscape. Such restrictions could limit the scope of development or require additional measures to minimize environmental impact, increasing costs. Scenic and land use restrictions may also limit certain types of amenities or infrastructure, affecting the overall appeal of the resort to potential buyers and visitors.

Risks Related to Changes in Government Policies and Taxation

Changes in Property and Real Estate Tax Policies

Real estate development is influenced by local, state, and federal tax policies. Changes in property taxes, real estate transfer taxes, or other tax policies could increase costs for Creekside Funding and impact the profitability of Silver Pines Resort. Higher property taxes could reduce net income from sales or rental income, lowering returns for investors. Additionally, if tax incentives or deductions for real estate investments are reduced, it could decrease the attractiveness of the project to prospective buyers.

Regulatory Changes in Crowdfunding and Securities Laws

Creekside Funding relies on the RegCF and RegD exemptions for its capital raises. Changes to federal or state securities laws governing crowdfunding or private offerings could restrict Creekside's ability to raise capital or impose additional compliance costs. These regulatory changes may increase administrative burdens, limit access to new investors, and reduce available capital for the project, impacting Creekside's ability to complete development.

Zoning and Land Use Law Changes

The Silver Pines Resort project is subject to local zoning and land use regulations, which could change over time. Alterations to zoning laws or land use policies could restrict Creekside Funding's ability to develop the property as planned, impacting project feasibility and profitability. If the local government imposes stricter development regulations, Creekside may need to make costly modifications to comply, affecting project timelines and investor returns.

Risks Related to Investor Liquidity and Exit Strategy

Lack of Liquidity for Investors

Investments in private companies like Creekside Funding & Development, L.L.C. are typically illiquid, meaning there may be no ready market for investors to sell their securities. The RegCF offering does not provide a public market for Creekside securities, and resale options may be limited. Investors may not be able to sell their securities until Creekside generates liquidity through a potential sale, merger, or public offering. Consequently, investors should be prepared to hold their investment for an extended period and consider it a long-term, illiquid commitment.

Uncertainty of Exit Strategy

Creekside Funding's exit strategy is not guaranteed, and the timing and method of an exit remain uncertain. Possible exit strategies may include a sale of the resort, a merger with a larger developer, or a public offering. However, there is no assurance that any of these exit opportunities will materialize, or that they will provide favorable returns for

investors. The inability to secure a successful exit could result in investors being unable to realize expected returns on their investment.

Potential for Capital Calls and Additional Investments

If Creekside Funding requires additional capital to complete the project, it may issue capital calls or ask investors to contribute additional funds. Investors may not be obligated to participate in additional funding rounds, but non-participation could result in dilution of their ownership stake or changes to their investment terms. If capital calls are issued, investors may face increased financial obligations, and the value of their initial investment could be impacted by further dilution.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

CREEKSIDE FUNDING & DEVELOPMENT, L.L.C.

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Creekside Funding & Development, L.L.C., a company organized and existing under the laws of the State of Utah ("Creekside Funding & Development, L.L.C." or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Creekside Funding & Development, L.L.C. has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Membership Units of Creekside Funding

& Development, L.L.C. (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Creekside Funding & Development, L.L.C. hereby issues to the Subscriber, and the Subscriber hereby subscribes from Creekside Funding & Development, L.L.C. **[Shares Subscripted] Shares**, at a Per Share Price equal to **$100.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Creekside Funding & Development, L.L.C. as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Creekside Funding & Development, L.L.C. a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Creekside Funding & Development, L.L.C. and such decision is based upon a review of the Form C which has been filed by Creekside Funding & Development, L.L.C. with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Creekside Funding & Development, L.L.C. in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Creekside Funding & Development, L.L.C.;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Creekside Funding & Development, L.L.C.;

d. Creekside Funding & Development, L.L.C. is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Creekside Funding & Development, L.L.C. from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Creekside Funding & Development, L.L.C. and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Creekside Funding & Development, L.L.C. in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Creekside Funding & Development, L.L.C. in connection therewith;

f. the Subscriber acknowledges that Creekside Funding & Development, L.L.C. has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Creekside Funding & Development, L.L.C. shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Creekside Funding & Development, L.L.C. is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Creekside Funding & Development, L.L.C. (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Creekside Funding & Development, L.L.C. is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Creekside is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Creekside Funding & Development, L.L.C. and depends on the advice of its legal and financial advisors and agrees that Creekside Funding & Development, L.L.C. will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Creekside; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Creekside Funding & Development, L.L.C.. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Creekside Funding & Development, L.L.C. and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Creekside Funding & Development, L.L.C. to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2026, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Utah, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Creekside Funding & Development, L.L.C. shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Chris Haertel

_____
Name: Chris Haertel
Title: Managing Manager

Creekside Funding & Development, L.L.C.

Appendix D - AUDITED FINANCIAL STATEMENTS

Creekside Funding & Development, L.L.C.
For The Period Apr 4, 2024 to Dec 31, 2024
With Independent Auditor's Report

Creekside Funding & Development, L.L.C.	
Financial Statements	
For The Period Apr 4, 2024 to Dec 31, 2024	

Contents

To The Director of Creekside Funding & Development, L.L.C (Chris Haertel)

We have audited the financial statements of Creekside Funding & Development, L.L.C, which comprise the balance sheet as of December 31, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the period (i.e. April 4,2024 to Dec 31,2024) then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Creekside Funding & Development, L.L.C as of December 31, 2024, and the results of its operations and its cash flows for the Period (i.e. April 4,2024 to Dec 31,2024) then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Creekside Funding & Development, L.L.C and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Creekside Funding & Development, L.L.C, ability to continue as a going concern for One year after the balance sheet date i.e. December 31,2024.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional the risks of and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Creekside Funding & Development, L.L.C internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Creekside Funding & Development, L.L.C ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

(Don S Davidson, CPA]
Philadelphia, Pennsylvania
8th April, 2025

Creekside Funding & Development, L.L.C.

Balance sheet

		As on December 31, 2024
<u>Assets</u>		
Current assets:		
Cash and cash equivalents		1,000
Total Current Asset	**$**	**1,000**
Total Non-Current Asset		-
Total Assets	**$**	**1,000**
<u>Liabilities and Stockholders’ Equity</u>		
Current liabilities:		
Account Payable		-
Total current liabilities	**$**	-
Total Liabilities	**$**	-
Stockholders' Fund		
Common Stock & Additional Paid in Capital		4,022
Retained Earnings/(Deficit)		(3,022)
Total Stockholders' Fund	**$**	**1,000**
Total liabilities and stockholders’ Fund	**$**	**1,000**

See accompanying notes to financial statements

4

Creekside Funding & Development, L.L.C.

Statement of Operation

	For The Period Apr 4, 2024 to Dec 31, 2024	
Sales		-
Total Revenue	$	-
Costs of Good Sold		-
Total Cost of Goods Sold		-
Gross Profit	$	-
Expenses:		
Organization costs		3,022
Other Expenses		-
Total operating expenses	$	**3,022**
Operating Profit	$	**(3,022)**
Other Income/(Loss):		
Net Profit	$	**(3,022)**

See accompanying notes to financial statements

Creekside Funding & Development, L.L.C.

Statements of Cash Flows

	For The Period Apr 4, 2024 to Dec 31, 2024
Operating activities	
Net income	(3,022)
(Increase)/Decrease in Current Asset	-
Increase /(decrease) in Current Liabilities	-
Increase /(decrease) in Other current Liabilities	-
Net cash Generated/(used) by operating activities	**(3,022)**
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Net Proceeds from capital contribution/(distribution)	4,022
Net Proceeds from capital contribution/(distribution)	-
Net cash from financing activities	**4,022**
Net (decrease) increase in cash and cash equivalents	1,000
Cash and cash equivalents at beginning of Period	-
Cash and cash equivalents at end of the Period	$ 1,000

See accompanying notes to financial statements

6

Creekside Funding & Development, L.L.C.

Statements of Changes in Stockholders' Equity

	Common Stock/Additional Paid in Capital	Preferred Stock	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at April 4, 2024	-	-	-	-
Additional Paid in Capital/(Capital Distribution)	4,022	-	-	4,022
Less: Net Profit/(Loss)	-		(3,022)	(3,022)
Balance at September 30, 2024	$ 4,022	$ -	$ (3,022)	$ 1,000

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Creekside Funding & Development, L.L.C. ("the Company") is a private Real Estate Company organized in Utah that began operations in its current form in 2024. The company is 100% owned by Chris Haertel. The company has its headquarters in Bountiful, UT. The Company will also invest in and maintain its own portfolio of real estate.

Chris Haertel has 38years of business experience, he has extensive experience in private investing and specializes in all areas of residential and commercial real estate investing to facilitate new construction as well as short and long-term loan solutions. Chris owns Land in Kellogg, Idaho, he plans to contribute this land as part of capital contribution for a Project of this company "Silver Pines Resort"

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of Cash at bank.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Related party transactions
The Promoters of the company have paid the Organization Cost of $3,022, this is treated as additional capital contribution.

3. Income Tax Expenses
The company intends to file tax as an S Corp. The current year Profit/Losses will be passed to shareholder(s) hence Income tax expenses/Income is not provided for/accrued.

4. Commitments and Contingencies
As on the date of issuance of financials, April 7, 2025, the company has no commitments or contingencies.

5. Subsequent Events
Management has evaluated subsequent events through Apr 7, 2025, which is the date the financial statement was available to be issued. The Company did not have any material recognizable subsequent events that would require adjustment to, or disclosure in, the financial statement.

See Independent Auditor's Report